QuickLinks -- Click here to rapidly navigate through this document

Exhibit 12.1

Penn National Gaming, Inc.
Computation of Ratio of Earnings to Fixed Charges
(In Thousands, Except Ratio)

					As Adjusted Year Ended December 31,		Three Months ended
	1999	2000	2001	2002	2003	2004	3/31/2005
Earnings, as defined:
Income from continuning operations before provision for income taxes	$10,510	$17,514	$36,366	$45,863	$105,567	$145,912	$25,606
Less income from equity investee	(1,098)	(2,322)	(2,531)	(1,965)	(1,825)	(1,634)	(343)
Add:
Interest expense	8,667	19,089	43,652	40,068	71,489	62,723	15,501
Estimate of interest included in rental expense	432	1,178	1,332	1,733	3,825	3,875	1,775
Writeoff of deferred financing fees	—	11,198	—	7,924	1,310	3,767	15,805
Amortization of capitalized debt costs and premium on debt	946	1,555	2,444	2,036	3,746	4,713	1,002
Distributed income of equity investee	—	511	2,928	—	790	3,112	—

Earnings as defined	$19,457	$48,723	$84,191	$95,659	$184,902	$222,468	$59,346

Fixed Charges
Interest expense	$8,667	$19,089	$43,652	$40,068	$71,489	$62,723	$15,501
Estimate of interest included in rental expense	432	1,178	1,332	1,733	3,825	3,875	1,775
Writeoff of deferred financing fees	—	11,198	—	7,924	1,310	3,767	15,805
Amortization of capitalized debt cost and premium on debt	946	1,555	2,444	2,036	3,746	4,713	1,002
Capitalized interest	—	229	500	1,610	305	394	408

Total fixed charges	$10,045	$33,249	$47,928	$53,371	$80,675	$75,472	$34,491

Ratio of earnings to fixed charges	2.1	1.5	1.8	1.8	2.3	2.9	1.7

QuickLinks

Penn National Gaming, Inc. Computation of Ratio of Earnings to Fixed Charges (In Thousands, Except Ratio)